Filed by Taylor Morrison Home Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: William Lyon Homes

(Commission File No. 001-31625)

Taylor Morrison ACQUISITION OF William Lyon Homes

Disclaimer This presentation is intended only for the use of the person(s) to whom it is presented and/or delivered by Taylor Morrison Home Corporation, a Delaware corporation (“Taylor Morrison”). It may not be reproduced (in whole or in part) nor may its contents be divulged to any other person or affiliate without the prior written consent of Taylor Morrison. Forward-Looking Statements Some of the statements in this communication are forward-looking statements (or forward-looking information) within the meaning of applicable U.S. securities laws. These include statements using the words “believe,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project,” “intend,” “estimate,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “upside,” “increases,” “goal,” “guidance” and “anticipate,” and similar statements and the negative of such words and phrases, which do not describe the present or provide information about the past. There is no guarantee that the expected events or expected results will actually occur. Such statements reflect the current views of management of Taylor Morrison, or William Lyon  Homes, a Delaware corporation (“William Lyon Homes”), and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, operational and other factors. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to William Lyon Homes or Taylor Morrison or persons acting on their behalf, and are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. In addition, material risks and uncertainties that could cause actual results to differ from forward-looking statements include, among other things: the inherent uncertainty associated with financial or other projections, including anticipated synergies; the integration of Taylor Morrison and William Lyon Homes and the ability to recognize the anticipated benefits from the combination of Taylor Morrison and William Lyon Homes, and the amount of time it may take to realize those benefits, if at all; the risks associated with Taylor Morrison’s and William Lyon Homes’ ability to satisfy the conditions to closing the consummation of the merger, including obtaining the requisite stockholder approvals, and the timing of the closing of the merger; the failure of the merger to close for any other reason; the outcome of any legal proceedings that may be instituted against the parties and others related to the merger; any unanticipated difficulties or expenditures relating to the merger; the effect of the announcement and pendency of the merger on the respective business relationships or operating results of Taylor Morrison, William Lyon Homes, or the combined company; risks relating to the value of the Taylor Morrison common stock to be issued in connection with the merger, and the value of the combined company’s common stock after the merger is consummated; the anticipated size of the markets and continued demand for Taylor Morrison’s and William Lyon Homes’ homes and the impact of competitive responses to the announcement and pendency of the merger; the diversion of attention of management of Taylor Morrison or William Lyon Homes from ongoing business concerns during the pendency of the merger; and the access to available financing on a timely basis, and the terms of any such financing. Additional risks and uncertainties are described in Taylor Morrison’s and William Lyon Homes’ respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including as described under the heading “Risk Factors” in Taylor Morrison’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on February 20, 2019, in William Lyon Homes’ Annual Report on Form 10-K for the year ended December 31, 2018 filed with the SEC on February 28, 2019, and in their respective subsequent Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date they are made. Except as required by law, neither Taylor Morrison nor William Lyon Homes has any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. Important Additional Information and Where to Find it This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In connection with the proposed merger between Taylor Morrison and William Lyon Homes, Taylor Morrison will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Taylor Morrison and William Lyon Homes that also constitutes a prospectus of Taylor Morrison (the “Joint Proxy Statement/Prospectus”). Taylor Morrison and William Lyon Homes plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the merger. INVESTORS AND SECURITY HOLDERS OF TAYLOR MORRISON AND WILLIAM LYON HOMES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TAYLOR MORRISON, WILLIAM LYON HOMES, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Taylor Morrison and William Lyon Homes through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Taylor Morrison in the Investor Relations section of Taylor Morrison’s website at http://investors.taylormorrison.com or by contacting Taylor Morrison’s Investor Relations at investor@taylormorrison.com or by calling (480) 734-2060, and will be able to obtain free copies of the documents filed with the SEC by William Lyon Homes in the Investor Relations section of William Lyon Homes’ website at www.lyonhomes.com or by contacting William Lyon Homes’ Investor Relations at WLH@finprofiles.com or by calling (310) 622- 8223. Participants in the Merger Solicitation Taylor Morrison, William Lyon Homes and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Taylor Morrison and William Lyon Homes in connection with the merger, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Taylor Morrison’s directors and executive officers is also included in Taylor Morrison’s proxy statement for its 2019 Annual Meeting of Shareholders, which was filed with the SEC on April 16, 2019, and information regarding William Lyon Homes’ directors and executive officers is also included in William Lyon Homes’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on March 29, 2019. These documents are available free of charge as described above.

Taylor Morrison Home Corporation (“TM”) and William Lyon Homes (“WLH”) have entered into a strategic business combination that values WLH at ~$2.4bn in a largely stock transaction   WLH is a leading Western regional builder, enhancing TM positions in key west coast markets   Creates a top 5 national homebuilder with approximately 14,200 LTM closings   Top 5 market positions in 16 of the 23 combined markets   Entrance into three new attractive homebuilding markets: Seattle, Portland and Las Vegas   Significant opportunities to drive value for shareholders in the combined company through cost synergies and organizational optimization as well as increased scale and production efficiency in key markets   Expect to achieve approximately $80mm of annualized run-rate synergies   Enhances profitability and returns   New combined organization will harness the power of key leadership at the executive, regional and local market level

OVERVIEW OF TRANSACTION

Transaction Structure & Consideration	▪ Taylor Morrison Home Corporation will acquire all outstanding Class A and Class B shares of William Lyon Homes for an implied consideration of $21.45 that will consist of the following cash and stock consideration
	  ▪ $2.50 per share in cash, plus
	  ▪ 0.800 shares of TM common stock
	▪ The total consideration of $2.4bn including:
	  ▪ ~$855mm of equity, ~$1.25bn of RCF and senior notes, ~$140mm JV-related and other debt and ~$140mm of non-controlling interest
	▪ TM shareholders will own approximately 77% of the combined company while WLH shareholders will own approximately 23%

Board of Directors	▪ Board will expand from 7 to 9 directors ▪ William H. Lyon and an additional, mutually agreed upon, WLH director to be added to TM board
Conditions & Expected Closing	▪ Expected to close in late Q1 2020 or early Q2 2020 ▪ Subject to customary closing conditions, including affirmative vote of the shareholders of TM and WLH ▪ Lyon Family Stockholders have agreed to vote their 42% voting interest in favor of the combination

Source: Public filings and FactSet. Market data as of November 5, 2019.

4

Source: Company filings and Census. Figures based on public filings for period ended September 30, 2019. (1) Includes $80mm in annualized cost synergies which are expected to be realized beginning in FY2020. (2) Represents top 10 market share positions in the top 50 MSAs.

KEY MILESTONES HOMES DELIVERED

STRATEGIC FIT   Enhance local market positions with well located communities   Selectively expand to highly attractive new markets   Increase exposure to entry-level segment   Strong cultural fit with mutual respect for each others’ proven history   Industry leading management with strong local market expertise FINANCIAL CRITERIA   Accretive to annualized EPS as adjusted for one time costs   Clear path to synergy realization   Ability to enhance profitability and return profile   Responsible balance sheet management with commitment to achieving low to mid 40% net debt to capitalization

A premier western regional builder

balanced national footprint

Source: Metro Study (homebuilder rankings based on closings as of 2018), United States Census Bureau. Note: Market share represented based on top 50 markets in the U.S.

entry-level focus

Value Creation Through Significant Synergy Potential

Creating a Top 5 Homebuilder

Transaction Results in Enhanced Returns

TM intends to assume WLH’s existing senior notes, which is expected to be a credit positive event for existing WLH bond holders based on standalone credit ratings and increased scale and diversification of the combined company  TM expects to maintain a strong balance sheet with ample liquidity and is committed to deleveraging through strong combined cash flow generation and synergy realization  Targeting low to mid 40% net debt to capitalization in calendar year 2021  TM will monitor the debt financing markets to opportunistically reduce borrowing costs and enhance liquidity  Evaluate revolving credit facility capacity in light of increased scale

Integration and Guidance Roadmap

Combination of TM and WLH creates the 5th largest builder with a strong national footprint, complementary product portfolio and unrivaled reputation for quality and service   Increasing scale in key existing markets to further enhance cost and production efficiencies   Entry into new attractive markets and strengthening our product portfolio with existing pipeline of communities in entry level and active adult   Timing is right to capitalize on the strategic benefits of the combined company, with a long runway for continued housing expansion in our core markets   Significant value creation potential for all our stakeholders, including earnings accretion from $80mm of run-rate synergies and optimizing WLH assets   Management will leverage TM’s proven M&A and integration track record to deliver results   Strong cultural alignment and timely communication will facilitate a smooth integration process

Taylor Morrison is Passionate about Creating and Designing Superior Communities and Building Quality Homes that Our Customers Aspire to  Live in While Driving Long-term Shareholder Value OPPORTUNISTIC LAND ACQUISITION OF PRIME ASSETS IN CORE LOCATIONS DISTINCTIVE COMMUNITIES DRIVEN BY CONSUMER PREFERENCES CULTURE OF STRONG COST EFFICIENCY OPTIMIZING PROFITABILITY WHILE ACHIEVING DESIRED SALES PACES